Exhibit 99.2

May 3, 2021

Dear shareholders,

During the past few weeks, we have seen how strong the desire is to travel once it is possible and considered safe again. The US and Israel, in particular, are making good progress with their COVID-19 vaccination roll out programs, and in both countries, travel activities have recently picked up considerably. We also expect travel demand to gradually begin to pick up across our Developed Europe segment during the second and third quarter of 2021 when most European countries are expected to make significant progress rolling out the COVID-19 vaccine.

While the initial wave of travel is – similarly to last summer – concentrated around nature and leisure destinations, we expect city travel, a type of travel that has historically been one of our strengths, to recover in the second half of the year as cities around the globe gradually begin to open up for tourism again and progress is made on the vaccine roll out.

We started to prepare in 2020 for the eventual recovery of travel and are excited about engaging significant numbers of our travelers again in the coming months. We expect travel patterns, both in terms of accommodation-type and destination mix, to gradually become similar to those prior to the COVID 19 pandemic, unless global progress on combating the pandemic slows or stalls. While intercontinental travel will likely remain muted for some time to come, we believe that we are well prepared for the summer travel period with the investments that we have made in our local travel product, which provides inspirational content for local travel destinations. We renamed the product to “trivago weekend” and launched a new version of it in April in key markets, including in the US and the UK.

trivago in Q1 2021
While travel in many countries, in particular in Europe, was heavily restricted in the first quarter of 2021, we continued with our preparation for the summer period and have achieved several key milestones:

•We released our local travel product “weekend” in key markets. It provides significantly enhanced destination content and complements our great deals with inspirations and reasons to travel.
•We launched rail packages in our weekend.com offering, complementing our offering of flight packages in our core European markets.
•Through our partnership with TUI musement, we launched activities on our website allowing us to increase engagement with our user base.
•For our summer marketing activities, we prepared a new branded campaign that we plan to launch in key markets.
•We continued to be disciplined with our operational expenditures, decreasing our total costs and expenses (excluding advertising spend and impairment of goodwill) by €16.4 million or 37% in the first quarter of 2021, compared to the same period in 2020.1

1 Total costs and expenses for the first quarter of 2021 were €47.1 million, including €18.6 million in advertising spend and no impairment of goodwill charge. For the first quarter of 2020, total costs and expenses were €355.1 million, including €102.6 million in advertising spend and a €207.6 million impairment of goodwill charge.

Overall, travel demand continued to be significantly below 2019 levels through the first quarter of 2021. However, we observed a positive trend in volumes throughout the quarter, with our referral revenue being up sequentially more than 60% in March 2021 compared to February 2021.

Recent trends and Q2 outlook
•In countries that are making good progress with their vaccination programs and where it is generally possible to travel, we have seen a gradual increase in travel demand over the last couple of months. For example, Qualified Referrals in the US improved from approximately 30% of 2019 levels in January 2021 to approximately 70% in April 2021. In Israel, which has the highest rate of cumulative 1st dose vaccines administered of any country globally to date, our Qualified Referrals increased in April compared to the same period in 2019.
•We have seen a significant improvement in our auction in recent weeks in markets where travel demand is picking up. In our segment Americas, Revenue per Qualified Referral increased from less than 50% of 2019 levels in January 2021 to over 80% in April 2021.
•We recently filed a registration statement on Form F-3 and launched an “at-the-market” equity program to maintain our financial flexibility. We believe that we are well capitalized and continue to be debt free.

As we expect travel demand to gradually improve further over the coming months, we are planning to increase our brand marketing activities in the second quarter of 2021. Consequently, as we start to increase our investments, we expect our adjusted EBITDA in the second quarter of 2021 to be similar to that in the first quarter and continue to believe that we will return to a positive adjusted EBITDA in the second half of the year.

With volumes gradually recovering and our progress in preparation for a significant return of travel demand, we are very excited about the quarters to come and are looking forward to the upcoming summer travel period.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:

•the continued material adverse effect of the COVID-19 pandemic on the global and local economy, the travel industry and our business and financial performance;
•any acceleration of long-term changes to consumer behavior and industry structure arising from the COVID-19 pandemic that may have a significant adverse effect on our business model and our future competitiveness and profitability and the speed and extent of the recovery across the broader travel industry;
•any additional impairment of goodwill;

•our dependence on a relatively small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•our dependence on general economic conditions and adverse impacts that could result from declines in travel or discretionary spending;
•the effectiveness of our Advertising Spend, including as a result of increased competition or inadequate or ineffective innovation in or execution of our advertising;
•our ability to implement our strategic initiatives;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our dependence on relationships with third parties to provide us with content;
•our reliance on search engines, particularly Google, which promote its own product and services that competes directly with our accommodation search and may negatively impact our business, financial performance and prospects;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject;
•potential disruptions in the operation of our systems, security breaches and data protection; and
•impacts from our operating globally;

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2020 as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures
This letter contains reference to certain non-GAAP (Generally Accepted Accounting Principles) measures that our management believes provide our shareholders with additional insights into trivago’s results of operations. The non-GAAP measures referred to in this letter are supplemental in nature. They should not be considered in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net loss. The definition of this non-GAAP financial measure as well as reconciliations of trivago’s historical non-GAAP financial information to trivago’s financial statements as prepared under GAAP are included in the Exhibit 99.1 to Form 6-K that accompanies this letter.

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